
June 9, 2020

Mark Manheimer
President and Chief Executive Officer
NetSTREIT Corp.
5910 N. Central Expressway
Suite 1600
Dallas, TX 75206

> **Re: NetSTREIT Corp.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted May 13, 2020**
> **CIK No. 0001798100**

Dear Mr. Manheimer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11 filed May 13, 2020

Prospectus Summary, page 1

1. We note disclosure throughout the prospectus regarding management's experience with Spirit Realty Capital and Cole Credit Property Trust II and the specific performance information that you have provided for these entities. If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of these entities. For example, please balance this disclosure with a discussion of any major adverse business developments. In addition, please remove performance information from the summary section. Performance information for companies other than the issuer is not appropriate for the prospectus

summary.

Our Competitive Strengths
Tenant Credit Underwriting, page 3

2.   We note your risk factor on page 30 discusses your potential use of a "shadow rating" and explains some of the limitations of its use and how it is calculated. When discussing your tenant underwriting criteria elsewhere in your prospectus, please expand your disclosure to provide similar information and highlight how it differs from the ratings provided by credit rating agencies.

Our Real Estate Portfolio
Diversity by Industry, Tenant and Geography, page 7

3.   Please disclose the types of properties that are encompassed by your category "other."

Overview of Our Leases , page 9

4.   Please provide the disclosure in accordance with Item 15(a) and (e) of Form S-11 or tell us why you cannot provide this information. Please clarify how your rental disclosures take into account tenant concessions and abatements. Additionally, please expand your lease expiration table to provide all of the information required by Item 15(f) of Form S-11

5.   We note that your disclosure on page 71 appears to indicate that your leases are "primarily" triple net leases based on your description of the expenses for which your tenants are responsible. Please revise your disclosure throughout to clarify. In addition, to the extent you also have leases that are not triple net (e.g., double net), please disclose as such and clarify the difference between the types if applicable.

Risk Factors
The current pandemic of Covid-19 ..., page 28

6.   We note your disclosure on page 72 regarding you only receiving rent for 68% of your portfolio and that 24% have asked for rent relief. Please disclose this in your risk factor and address the impact that this has on your operations. Additionally, please revise to address your anticipation regarding the remaining 8% and whether the 32% of non-payments are focused in a particular industry to which you rent.

Unaudited Pro Forma Consolidated Financial Statements
Private Offering and Formation Transactions, page 61

7.   We note from your disclosure that as part of the formation transactions you entered into a contribution agreement with EBA EverSTAR to internalize your management infrastructure, in addition to acquiring your initial portfolio of 93 single-tenant commercial retail properties from your predecessor, which was accounted for as an asset

acquisition. Please explain to us in detail how you accounted for your acquisition of EBA EverSTAR Management, LLC and your basis for accounting for the acquisition of your initial portfolio as an asset acquisition. Cite the applicable accounting guidance in your response.

Notes to Unaudited Pro Forma Consolidated Financial Statements
Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations, page 65

8.	We note from your disclosure in footnote (I) that you eliminate predecessor impairment losses of $4.2 million related to the initial portfolio acquired in the formation transactions. Please explain to us in detail how this adjustment complies with Article 11 of Regulation S-X and provide your basis for such elimination.

Our Business and Properties
Employees, page 103

9.	We note that you currently have 13 employees. Please disclose whether you outsource any operations to third parties, and if so, please identify third parties and disclose the services provided and costs incurred. If material, please file the agreements with the third parties in accordance with Item 601(b)(10) of Regulation S-K.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Christina Roupas, Esq.